SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

FORM 11-K

 **ANNUAL REPORT PURSUANT TO SECTION 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

 **TRANSITION REPORT PURSUANT TO SECTION 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_____ to_____

Commission File Number:1-8610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

_____

AT&T SAVINGS PLAN

_____

Byname of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AT&T Inc., Plan Administrator
for AT&T Savings Plan

We have audited the accompanying statements of net assets available for benefits of AT&T Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
June 26, 2008

AT&T SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

		December 31,		
		2007		2006
ASSETS				
Investments, at fair value	$	**7,294,787**	$	7,845,189
Investment in AT&T Group Investment Trust, at fair value		**1,458,461**		-
Market value of securities on loan		**-**		151,251
Total Investments (See Note 3)		**8,753,248**		7,996,440
Dividends and interest receivable		**36**		103
Receivable for investments sold		**1,169**		205
Other receivables		**30**		29
Securities lending collateral		**-**		154,354
Total Assets		**8,754,483**		8,151,131
LIABILITIES				
Overdrafts		**1,695**		203
Administrative expenses payable		**16,607**		2,866
Payable for investments purchased		**4,904**		-
Securities lending payable		**-**		154,354
Total Liabilities		**23,206**		157,423
Net Assets Available for Benefits, at fair value		**8,731,277**		7,993,708
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		**2,523**		14,309
Net Assets Available for Benefits	$	**8,733,800**	$	8,008,017

See Notes to Financial Statements.

AT&T SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2006	$	8,008,017
Additions to Net Assets:		
Contributions:		
Participant contributions		335,991
Employer contributions		167,825
		503,816
Investment Income:		
Net appreciation in value of investments		732,036
Dividends on AT&T common shares		119,940
Interest		57,173
Income on collateralized securities		428
Income from investment in AT&T Group Investment Trust		15,975
		925,552
Transfer from merged plans (See Note 1)		78,830
Total Additions		1,508,198
Deductions from Net Assets:		
Administrative expenses		7,053
Distributions		775,362
Total Deductions		782,415
Net Assets Available for Benefits, December 31, 2007	$	8,733,800

See Notes to Financial Statements.

(Dollars in Thousands)

1. Plan Description - The AT&T Savings Plan (Plan) was established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

   In 2007, AT&T amended the Plan (noted as SP in the table below) and the AT&T Savings and Security Plan (SSP) to merge the participant balances and assets of the AT&T PAYSOP (PAYSOP), Pacific Telesis Group Employee Stock Ownership Plan (ESOP) and the Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan (TRASOP) into the AT&T Shares Fund on August 1, 2007 as follows:

<table>
<tr><th colspan="2">Employment Status as of 7/31/2007</th><th>As of 7/31/2007, account in:</th><th>Transferred to:</th></tr>
<tr><td rowspan="8">Nonbargained Employee</td><td rowspan="4">Active</td><td>SP</td><td rowspan="2">SP</td></tr>
<tr><td>SP and SSP</td></tr>
<tr><td>SSP</td><td>SSP</td></tr>
<tr><td>Neither Plan</td><td>SP (create account)</td></tr>
<tr><td rowspan="4">Inactive</td><td>SP</td><td rowspan="2">SP</td></tr>
<tr><td>SP and SSP</td></tr>
<tr><td>SSP</td><td>SSP</td></tr>
<tr><td>Neither Plan</td><td>SP (create account)</td></tr>
<tr><td rowspan="8">Bargained Employee</td><td rowspan="4">Active</td><td>SSP</td><td rowspan="2">SSP</td></tr>
<tr><td>SP and SSP</td></tr>
<tr><td>SP</td><td>SP</td></tr>
<tr><td>Neither Plan</td><td>SSP (create account)</td></tr>
<tr><td rowspan="4">Inactive</td><td>SSP</td><td rowspan="2">SSP</td></tr>
<tr><td>SP and SSP</td></tr>
<tr><td>SP</td><td>SP</td></tr>
<tr><td>Neither Plan</td><td>SSP (create account)</td></tr>
</table>

   Additionally, on August 1, 2007, the Plan was amended to merge the participant balances and assets of the Callisma 401(k) Plan. Following the transfer of the participant balances and assets of the PAYSOP, ESOP and TRASOP participants are able to withdraw their transferred balances, transfer those investments from the AT&T Shares Fund to other plan investment options (subject to normal fund transfer rules) or take loans against the balances.

   During 2007, participants could invest their contributions in one or more of eight funds. In October 2007, AT&T established the AT&T Group Investment Trust (Group Trust) to manage assets of pooled investment options between the Plan and the AT&T Savings Master Trust (Master Trust). As of December 31, 2007, participants are able to invest their contributions in one or more of the following funds in 1% increments:

   - AT&T Shares Fund
   - AT&T Total Return Bond Fund*
   - Large Cap U.S. Stock Index Fund
   - AT&T Stable Value Fund*
   - AT&T Age-Based Asset Allocation Funds (based on retirement date)
   - Total U.S. Stock Market Index Fund
   - Small and Mid-Sized U.S. Stock Index Fund
   - International Stock Index Fund
   - AT&T U.S. Stock Fund*
   - AT&T International Stock Fund*
   - Fidelity BrokerageLink®

   * Fund option became an investment of the Group Trust effective November 1, 2007.

   Altogether, these funds are referred to as the Trust. The trustee is Mellon Trust of New England, National Association.

Company matching contributions are made solely in the form of shares of AT&T's common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan. Effective January 1, 2007, company contributions made to the Plan that are invested in the ESOP can be immediately diversified into any of the fund options above. Company contributions made to the Plan prior to December 31, 2006 can only be diversified into other fund options at varying percentages based on whether or not the participant is vested in the matching contributions. All amounts in the ESOP will be available for diversification into other funds by January 1, 2009.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA is paid into the AT&T Shares Fund. During 2007, Plan participants elected to receive $28,631 in dividend distributions. This amount is included in distributions on the statement of changes in net assets.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2. Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments are stated at fair value. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Cash and temporary assets are stated at fair value.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value. Publicly traded partnerships are valued using trades on a national securities exchange on the last reported sales price on the last business day of the year. Participant loans are reported at cost, which approximates fair value.

As required by Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and Synthetic investment contracts (Synthetic GICs). Prior to November 1, 2007, the Plan invested in Synthetic GICs. As required by the FSP, the fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the Synthetic GICs are valued at quoted redemption values on the last business day of the Plan's year-end. The fair value of the wrap contracts for the Synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

All expenses incident to the administration of the Plan and Trust will be paid from the Trust except to the extent such expenses are paid by the Company. To the extent that expenses incident to the administration of the Plan and Trust are paid from the Plan Trust, the plan administrator (as defined by the Plan) will determine which expenses are to be charged to and paid from participant's individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one more identified groups of participants (and how they are to be allocated among such accounts).

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of FAS 157.

3. Investments – Investments, excluding those held in the Group Trust, representing 5% or more of Plan net assets at December 31 were:

	2007	2006
Employee Stock Ownership Plan [1]		
AT&T common shares	$ 1,934,470	$ 1,719,128
AT&T Shares Fund		
AT&T common shares	1,542,915	1,310,288
Large Cap U.S. Stock Index Fund [2]		
Barclays Global Investors Intermediate Equity Index Fund F	1,447,931	1,448,958
AT&T Age-Based Asset Allocation Funds		
Barclays Global Investors U.S. Tactical Asset Allocation Fund F	-	470,107
Small and Mid-Sized U.S. Stock Index Fund [2]		
Barclays Global Investors Intermediate Extended Equity Market Fund F	676,692	657,368
International Stock Index Fund		
Barclays Global Investors Intermediate MSCI ACWI Ex-US Index Superfund F	709,009	-
International Stock Fund		
Barclays EAFE Equity Index Fund F	-	525,037

[1]   Nonparticipant-directed
[2]   Fund renamed in 2007

(Dollars in Thousands)

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common Stock	$	490,457
Common Collective Trusts		241,579
Total	$	732,036

In October 2007, AT&T established the Group Trust to manage assets of pooled investment options between the Plan and the Master Trust. The Plan began participating in the Group Trust on November 1, 2007 and the Master Trust began participating in the Group Trust on October 1, 2007.

Each participating plan's interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Group Trust. At December 31, 2007, the Plan's interest in the net assets of the Group Trust was approximately 27%, with a fair value of $1,458,461.

Investment income and administrative expenses related to the Group Trust are allocated to the individual plans on a daily basis based on each participant's account balance within each investment fund option.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

AT&T Group Investment Trust Investments

The Plan's percentage interest in each of the investment fund options within the Group Trust is disclosed below.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Cash and cash equivalents	$ -	$ 12,771	$ 4,289	$ -	$ 17,060
Common/collective trust funds	-	353,432	60,426	-	413,858
Corporate and other bonds and notes	-	445	-	-	445
Equities	-	504,399	162,289	-	666,688
Equities – loaned	-	(33,064)	(9,098)		(42,162)
Publicly traded partnerships	-	2,622	-	-	2,622
Registered investment companies	378,875	76,596	1,358	-	456,829
Registered investment companies – loaned	(157,449)				(157,449)
Investment contracts (at fair value):					
Guaranteed investment contracts	-	-	-	64,698	64,698
Synthetic investment contracts					
Cash and cash equivalents	-	-	-	48,414	48,414
Corporate and other bonds and notes	-	-	-	2,341,762	2,341,762
Corporate and other bonds and notes – loaned				(16,828)	(16,828)
Government securities	-	-	-	1,559,752	1,559,752
Government securities – loaned				(455,383)	(455,383)
Investments short sold (proceeds of $81,273)	-	-	-	(81,541)	(81,541)
Wrap contracts	-	-	-	267	267
Cash	-	-	-	31,637	31,637
Unsettled trades and other	-	-	-	(98,909)	(98,909)
Market value of securities on loan	157,449	33,064	9,098	472,211	671,822
Unsettled trades and other	1,760	3,905	152	(17,518)	(11,701)
AT&T Group Investment Trust investments at fair value	380,635	954,170	228,514	3,848,562	5,411,881
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	8,346	8,346
AT&T Group Investment Trust investments	$ 380,635	954,170	228,514	3,856,908	5,420,227
Plan's percentage ownership interest of investments	69.6 %	1.1 %	6.6 %	30.2 %	26.9 %

(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of AT&T Group Investment Trust Investments and Total Investment Income from October 1, 2007 through December 31, 2007

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Cash and cash equivalents	$ -	$ -	$ 13	$ -	$ 13
Common/collective trust funds	-	(16,926)	(18,176)	-	(35,102)
Corporate and other bonds and notes	-	9	-	-	9
Equities	-	(24,487)	17,426	-	(7,061)
Publicly traded partnerships	-	(516)	-	-	(516)
Registered investment companies	5,990	(8,448)	(55)	-	(2,513)
Total net appreciation (depreciation) in fair value of Group Trust Investments	$ 5,990	$ (50,368)	$ (792)	$ -	$ (45,170)
Investment income:					
Interest	$ -	$ 162	$ 66	$ 45,493	$ 45,721
Dividends	3,749	6,689	570	-	11,008
Securities lending	-	26	8	-	34
Total investment income of Group Trust Investments	$ 3,749	$ 6,877	$ 644	$ 45,493	$ 56,763

Financial Instruments With Off-Balance Sheet Risk

In the normal course of operations, Group Trust assets held in the AT&T Stable Value Fund (Stable Value Fund) are invested in financial instruments (futures, options and foreign currency contracts) which may give rise to off-balance sheet risk. These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statements of net assets available for benefits. The contract or notional amounts disclosed provide a measure of the Group involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments to reduce, rather than increase, market risk. The Group Trust's fiduciaries do not anticipate any material adverse effect on the Group Trust's financial position resulting from its involvement in these instruments.

Futures Contracts

On behalf of the Plan, investment managers for the Group Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Plan, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.

(Dollars in Thousands)

At December 31, 2007, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value
90 Day EuroDollar Future	117	9/2008	$ 28,229
90 Day EuroDollar Future	(117)	9/2009	(28,182)
US Treasury Bond Future	(101)	3/2008	(11,754)
US 10-Year Treasury Notes Future	(375)	3/2008	(42,521)
US 5-Year Treasury Notes Future	542	3/2008	59,772
US 2-Year Treasury Notes Future	(83)	3/2008	(17,451)
US Treasury Bond Future	(267)	3/2008	(31,072)
US 10-Year Treasury Notes Future	366	3/2008	41,501
US 5-Year Treasury Notes Future	880	3/2008	97,048
US 2-Year Treasury Notes Future	283	3/2008	59,501

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset. The Stable Value Fund invests in Synthetic GICs, also referred to as wrapper contracts. At December 31, 2007, the assets supporting the Synthetic GICs were owned by the Group Trust and at December 31, 2006, the assets supporting the Synthetic GICs were owned by the Plan. These assets generally consist of high quality fixed income securities. At December 31, 2007 the underlying net assets allocated to the Plan had a fair value of $1,163,332 and a contract value of $1,165,855. At December 31, 2006 the Plan's underlying assets had a fair value of $1,137,600 and a contract value of $1,151,909. For the years ended December 31, 2007 and 2006, the average yield earned by the Plan on these contracts was 5.07% and 5.21%, and, the average yield earned by the Plan adjusted to reflect actual interest rate credited to participants, was 5.25% and 4.33%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2007 or 2006.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $267 at December 31, 2007 and $35 at December 31, 2006.

Wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants' principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract's interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's statement of net assets available for benefits as the "Adjustment from fair value to contract value for fully-benefit responsive investment contracts," and the amount allocated to the Plan totaled $2,523 at December 31, 2007 and was $14,309 at December 31,

(Dollars in Thousands)

2006. When this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Securities Lending
The Plan was authorized to engage in the lending of certain assets in the Stable Value Fund through October 31, 2007. Effective November 1, 2007, the investments of the Stable Value Fund were transferred to the Group Trust, at which time the Group Trust became authorized to engage in the lending of certain assets in the Stable Value Fund. The Group Trust is authorized to engage in the lending of certain assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Group Trust/Plan to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. The fair value of securities on loan was $671,822 and value of collateral held was $684,204 at December 31, 2007.

In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S., or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. For the Group Trust, the reported collateral includes noncash holdings of $35,550 at December 31, 2007. At December 31, 2006, the Plan's reported collateral includes noncash holdings $36,161. During 2007, prior to the Plan's participation in the Group Trust, the Plan participated in securities lending and as such, recorded $428 of income earned on securities lending that was used to offset the administrative expenses of the Plan for the year ended December 31, 2007.

Investment Risk
Investments held by the Group Trust and the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Plan participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

AT&T SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

4. Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2007	2006
Assets		
AT&T common shares	$ **1,934,470**	$ 1,719,128
Temporary cash investments	**4,422**	1,084
Dividends and interest receivable	**6**	8
Receivable for investments sold	**1,169**	205
Other receivables	**2**	1
Total Assets	**1,940,069**	1,720,426
Liabilities		
Overdrafts	**513**	-
Administrative expenses payable	**578**	499
Payable for investments purchased	**4,904**	-
Total Liabilities	**5,995**	499
Net Assets Available for Benefits	$ **1,934,074**	$ 1,719,927

	2007
Net Assets Available for Benefits, December 31, 2006	**$ 1,719,927**
Employer contributions [1]	**168,193**
Interest income	**45**
Net appreciation in fair value of investments	**274,230**
Administrative expenses	**(3,063)**
Distributions	**(124,021)**
Transfers to other fund(s)	**(101,237)**
	214,147
Net Assets Available for Benefits, December 31, 2007	**$ 1,934,074**

[1]Employer contributions include forfeitures allocated from the AT&T Shares Fund.

5. Tax Status - The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 18, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

(Dollars in Thousands)

6. Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006
Net Assets Available for Benefits per the financial statements	$ **8,733,800**	$ 8,008,017
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	**(2,523)**	(14,309)
Distribution payable to participants	**(222)**	(1,124)
Net Assets Available for Benefits per the Form 5500	$ **8,731,055**	$ 7,992,584

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Distributions to participants per the financial statements	**$ 775,362**
Distributions payable to participants at December 31, 2007	**222**
Distributions payable to participants at December 31, 2006	**(1,124)**
Distributions to participants per the Form 5500	**$ 774,460**

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2007:

Total additions per the financial statements	**$ 1,508,198**
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	**14,309**
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	**(2,523)**
Total income per the Form 5500	**$ 1,519,984**

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

7. Subsequent Event - AT&T has amended the Plan to charge certain fees directly to the account of the participant incurring the expense, instead of being charged to the Plan, and to merge certain participant balances and assets of the AT&T Retirement Savings Plan (formerly known as the BellSouth Retirement Savings Plan) on March 1, 2008 totaling $4,924,905, and to merge the participant balances and assets of $6,734,132 from the AT&T Long Term Savings Plan for Management Employees, $77,912 from the AT&T Retirement Savings and Profit Sharing Plan and $9,757 from the AT&T Merger and Acquisition Retirement Savings Plan on May 1, 2008. Additional information is available in the Plan's prospectus and summary plan document.

AT&T SAVINGS PLAN
EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
	Employee Stock Ownership Plan			
*	AT&T common shares	59,306,041shares	$ 993,321	$ 1,934,470
*	Mellon Trust of New England, National Association Total Employee Stock Ownership Plan	Temporary cash investment	4,422	4,422
	Total Employee Stock Ownership Plan		997,743	**1,938,892**
	AT&T Shares Fund			
*	AT&T common shares	37,124,989 shares		1,542,915
*	Mellon Trust of New England, National Association	Temporary cash investment		8,786
	Total AT&T Fund		**	**1,551,701**
	AT&T Fund - 2000			
	Pyramis Core Lifecycle 2000	2,635,639 units	**	**26,198**
	AT&T Fund - 2005			
	Pyramis Core Lifecycle 2005	4,171,386 units	**	**41,213**
	AT&T Fund - 2010			
	Pyramis Core Lifecycle 2010	8,051,597 units	**	**79,550**
	AT&T Fund - 2015			
	Pyramis Core Lifecycle 2015	12,668,157 units	**	**124,781**
	AT&T Fund - 2020			
	Pyramis Core Lifecycle 2020	11,999,467 units	**	**117,475**
	AT&T Fund - 2025			
	Pyramis Core Lifecycle 2025	6,099,450 units	**	**59,653**
	AT&T Fund - 2030			
	Pyramis Core Lifecycle 2030	2,854,462 units	**	**27,774**
	AT&T Fund - 2035			
	Pyramis Core Lifecycle 2035	1,704,003 units	**	**16,563**
	AT&T Fund - 2040			
	Pyramis Core Lifecycle 2040	732,283 units	**	**7,103**
	AT&T Fund - 2045			
	Pyramis Core Lifecycle 2045	92,455 units	**	**897**

AT&T SAVINGS PLAN
EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
AT&T Fund - 2050			
Pyramis Core Lifecycle 2050	131,792 units	**	**1,278**
International Stock Index Fund			
* Barclays Global Investors Intermediate MSCI ACWI Ex-US Index Superfund F	32,688,294 units	**	**709,009**
Large Cap U.S. Stock Index Fund			
* Barclays Global Investors Intermediate Equity Index Fund F	66,175,985 units	**	**1,447,931**
Total U.S. Stock Market Index Fund			
* Barclays Global Investors Intermediate US Equity Market Fund F	6,269,998 units	**	**252,932**
Small and Mid-Sized U.S. Stock Index Fund			
* Barclays Global Investors Intermediate Extended Equity Market Fund F	25,240,267 units	**	**676,692**
Fidelity BrokerageLink®	Participant-directed brokerage account assets	**	**14,733**
Loan Fund			
* Loans to Plan Participants	8.25% - 9.25%	**	**200,412**
TOTAL			**$ 7,294,787**

* Party-in-Interest.
** Participant-directed investment, cost not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS PLAN

By AT&T Inc.,
Plan Administrator for the Foregoing Plan

By   /s/ John J. Stephens
        John J. Stephens
        Senior Vice President and Controller

Date: June 27, 2008

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23   Consent of Independent Registered Public Accounting Firm

EX 23
Form 11-K for 2007
File No. l-8610

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-141864) pertaining to AT&T Savings Plan of our report dated June 26, 2008, with respect to the financial statements and supplemental schedule of AT&T Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
June 26, 2008